April 28, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street NE Washington, D.C. 20549

Attn:	William Schroeder

Michael Volley

Jessica Livingston

David Lin

Re:	FG New America Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed March 18, 2021

File No. 001-39550

Ladies and Gentlemen:

On behalf of our client, FG New America Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced preliminary proxy statement on Schedule 14A filed on March 18, 2021 (the “Proxy Statement”), contained in the Staff’s letter dated April 16, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its amended preliminary proxy statement on Schedule 14A (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Proxy Statement.

United States Securities and Exchange Commission

April 28, 2021

Preliminary Proxy Statement on Schedule 14A

Certain Defined Terms, page 1

1.	Please revise to disclose and clearly compare and contrast the terms and contractual rights of Retained OppFi Units and Newly Issued OppFi units.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended Proxy Statement.

2.	Please revise to include all significant defined terms in this section. For instance, include Earnout Units, Earnout Voting Shares, OppFi Units, etc.

Response: In response to the Staff’s comment, the Company has revised pages 3-8 of the Amended Proxy Statement to include all significant defined terms.

Why am I receiving this proxy statement?, page 17

3.

We note you disclose here and in other parts of the document that, “the Company is expected to own, directly or indirectly, approximately 38% of the OppFi Units and will control OppFi.” Please revise to more clearly disclose, similar to page 120, that the Members will have a controlling voting interest in the post-combination company and will therefore control OppFi.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 20, 40, 131, 235 and 249 of the Amended Proxy Statement.

Parties to the Business Combination—OFS, page 35

4.	Please revise to disclose why OFS was formed for the purpose of the business combination and describe its function in the business combination. Please clarify the ownership of OFS.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amended Proxy Statement.

Organizational Structure, page 38

5.

Please revise to disclose a table showing the number of each type of OppFi Inc. shares outstanding (Class A, Class V, etc.) after the business combination detailing the number that each group (Current FGNA stockholders, Members, etc.) will hold.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amended Proxy Statement.

6.	Please revise to disclose a table showing the number of OppFi Units outstanding after the business combination detailing the number that each entity will hold.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Amended Proxy Statement.

Risk Factors

Substantially all of our revenue is derived from a single loan product..., page 59

7.	Please revise to quantify, either here or elsewhere in your filing, the default rate of loans facilitated by your platform in recent periods.

United States Securities and Exchange Commission

April 28, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Amended Proxy Statement. The Company respectfully advises the Staff that the metric net charge-offs as a percentage of average receivables discussed in OppFi’s MD&A provides the equivalent of the default rate of loans facilitated by OppFi’s platform.

If we are unable to manage the risks associated with fraudulent activity..., page 63

8.

Please revise to clarify whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased your costs. Please also revise to explain the “limited situations” in which you “cover certain fraud losses” of your bank partners and investors in your loan funding programs, as referenced in this risk factor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 70-71 of the Amended Proxy Statement.

If we are unable to manage the risks related to our loan servicing and collections obligations..., page 66

9.	Please disclose in greater detail, either here or elsewhere in the filing, OppFi’s experience handling collections and the collection procedures currently in place.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 266-267 of the Amended Proxy Statement.

We are subject to or facilitate compliance with a variety of federal, state, and local laws,..., page 82

10.

Please expand the subheading of this risk factor to clearly state the risks disclosed. Please also clarify the risk in the subheading on page 86: “We have been in the past and may in the future be subject to federal and state regulatory inquiries regarding our business.”

Response: In response to the Staff’s comment, the Company has revised the subheadings on pages 90 and 95 of the Amended Proxy Statement.

The Unaudited Pro Forma Combined Financial Statements, page 118

11.

Please note that Article 11 of Regulation S-X was amended by SEC Release No. 33-10786 which revised the pro forma terminology and the basis for pro forma adjustments. Please revise your pro forma discussion and pro forma adjustments to conform to the updated guidance.

Response: In response to the Staff’s comment, the Company has revised the pro forma discussion and pro forma adjustments in the Amended Proxy Statement to conform to the updated guidance.

12

Please tell us how you considered whether the retained OppFi Units held by Members, as presented in the organizational structure on page 38, represent a non-controlling interest that should be presented in the pro forma balance sheet and income statement. Please provide all the relevant facts and circumstances related to the units and identify all of the relevant accounting guidance you considered and identify the key guidance that supports your determination.

United States Securities and Exchange Commission

April 28, 2021

Response: The Company respectfully advises the Staff that it initially evaluated the “Up-C” structure and the voting rights and economics of the equity interests that will be issued upon the completion of the transaction and determined that the Members would effectively control both Opportunity Financial, LLC and OppFi Inc. (f/k/a FG New America Acquisition Corp.) upon completion of the transaction. As a result of the Members retaining control of both the target and the combined entity, the transaction would be subject to guidance for common control transactions. The Company therefore initially determined that as a result of this common control transaction there would not be a non-controlling interest.

The Company has subsequently re-evaluated the guidance in FASB ASC 805-40-25-2 and determined that, under this guidance, when some of the owners of the legal acquiree/accounting acquirer (i.e., Opportunity Financial, LLC), do not exchange their equity interest for equity interest of the legal acquiror/accounting acquiree (i.e., OppFi Inc., the ultimate public parent), those owners should be treated as a non-controlling interest in the consolidated financial statements after the reverse acquisition.

After the transaction is completed, each Member will directly hold an economic interest (i.e., the Retained OppFi Units) in Opportunity Financial, LLC. Through the Class V voting stock held by it, OppFi Shares, LLC will have voting rights in OppFi Inc. proportional to the Members’ economic rights in Opportunity Financial, LLC. In tandem, the Retained OppFi Units and Class V voting stock provide the Members with an approximately “whole” 65% interest in Opportunity Financial, LLC (assuming no redemptions of the Company’s public shares) or approximately 70% interest in Opportunity Financial, LLC (assuming maximum redemptions of the Company’s public shares). However, as OppFi Inc. has control over Opportunity Financial, LLC by virtue of being its sole manager, OppFi Inc. will consolidate Opportunity Financial, LLC and the Retained OppFi Units will be presented as a non-controlling interest despite representing approximately a 65% interest of the economics (assuming no redemptions of the Company’s public shares) or approximately 70% interest of the economics (assuming maximum redemptions of the Company’s public shares). The Company has revised the pro-forma balance sheet and income statement and description of the transaction within the Amended Proxy Statement accordingly.

Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 125

13.

We note adjustment F represents the pro forma adjustment to eliminate the OppFi Preferred Units. Please revise to disclose all the relevant facts and circumstances related to this adjustment or refer to the portion of the document that explains this transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Amended Proxy Statement.

14.

We note adjustment J represents the pro forma adjustment for the cashless exercise of OppFi’s outstanding warrants. Please revise to disclose all the relevant facts and circumstances related to this adjustment or refer to the portion of the document that explains this transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Amended Proxy Statement.

United States Securities and Exchange Commission

April 28, 2021

15.	Please tell us why you do not present a pro forma adjustment related to Earnout Units that will be issued to the Members as of the Closing Date as discussed on page 139.

Response: The Company respectfully advises the Staff that there is a provision under the Business Combination Agreement pursuant to which Earnout Units held by the Members will have restrictive transfer legends and forfeiture provisions removed upon the achievement of contingencies related to specific stock prices. The Members will be given the restricted and forfeitable Earnout Units contemporaneously with the transaction close. While legally issued, with the forfeiture feature these instruments substantively represent contingently issuable units and thus are not reflected as outstanding in the pro forma financial statements. We have also analyzed the Earnout Units for liability classification and we do not believe our arrangement requires such classification as discussed below.

The Earnouts Units are “earned” (i.e., the legend and forfeiture provisions removed) based on the Company achieving a stock price in excess of thresholds of $12.00, $13.00, and $14.00, with each threshold representing a unit of account for one-third of the Earnout Units as each stock price threshold is separately settleable. The stock price contingency is met either through a) exceeding a daily volume weighted average price (“VWAP”) in excess of a specific stock price threshold for 20 days in any 30 consecutive day trading period within three years of the Closing Date or b) a change in control transaction is entered into on or prior to the third anniversary of the Closing Date whereby the price offered per share is above a specific stock price threshold.

Although the Earnout Units will be held by the Members at the close of the business combination, the earnout is considered contingent consideration as all or a portion of the Earnout Units will be forfeited if the stock price contingencies are not met within three years of the Closing Date. As a result, the arrangement has been evaluated under the guidance in ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity, to determine whether the arrangement would be classified in equity or as a liability in the pro forma adjustments reflecting the business combination transaction. The Company has evaluated the arrangement under the “indexation” and “settlement/classification” guidance under ASC 815-40-15 and ASC 815-40-25.

With regards to the “indexation” guidance, each unit of account will settle in a fixed number of Earnout Units (8.5 million, or one-third of the total 25.5 million) when the applicable stock price contingency is met. That contingency can be met, as described above, based on VWAP over a period of time or based on the price offered to shareholders in a transaction resulting in a change in control. In both cases, the number of shares to be delivered is fixed for that price contingency. Under the Business Combination Agreement, there are no provisions allowing for incremental shares (e.g., all shares remaining under the earnout) to be delivered unless the associated contingency is met, including in the event of a change in control. Said differently, as an example, on a change in control where shareholders are offered a price greater than or equal to $12.00 but less than $13.00, the Members will receive (i.e., have the restrictions and forfeitures lifted) 8.5 million Earnout Units, the same amount as if the VWAP exceeded $12.00 for the requisite days.

Further, the Company believes that a change in control is an acceptable exercise contingency, and thus the settlement amount must be evaluated to determine compliance with the indexation guidance. The earnout under the Business Combination Agreement only references the per share price to the existing shareholder and not a calculated price per share, so it represents essentially a quoted Level 1 fair value for the shares as an input to settlement in the event of a change in control. That offered price would be made by the buyer

United States Securities and Exchange Commission

April 28, 2021

with knowledge of the earnout provision and thus presumed to incorporate assumptions around dilution. Therefore, as a quoted fair value, which would be an input to an equity derivative valuation model (such as Black-Scholes), the Company believes the Earnout Units are indexed to the Company’s stock under ASC 815-40-15.

The Company also considered the fact that the Earnout Units are triggered on share price and settled with the retention of units. Given the alignment of the number of public shares, Class V voting stock and Retained OppFi Units inherent in the Up-C structure, and the fact the public parent company holds nothing else besides its interest in Opportunity Financial, LLC, the Company believes there is alignment among all the fair values as well.

With regards to the “settlement/classification” guidance, with the Earnout Units, each Member is already holding the very unit that will settle the earnout. Settlement is simply achieved by removing any legend and forfeiture provisions. The Member will then retain the Earnout Unit “as is,” so the Company has already demonstrated all of the considerations within ASC 815-40-25 for gross physical settlement of the instrument to result in equity classification.

For all of the foregoing reasons, the Company respectfully submits that the Earnout Units do not require a pro forma adjustment.

Net Income per Share, page 126

16.	Please revise to present only income available to common shareholders or tell us why you believe presenting income available to Retained OppFi Unitholders is appropriate and consistent with ASC 260.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Amended Proxy Statement.

Proposal No. 1 — The Business Combination Proposal

The Business Combination Agreement—Termination, page 142

17.	Please state if the parties agreed to pay any fees in the event that the business combination agreement is terminated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 156 of the Amended Proxy Statement.

Certain OppFi Projected Financial Information, page 165

18.

We note that you present Adjusted EBITDA and Adjusted Net Income for 2021, 2022, and 2023 in your projections on page 166. Please revise to include a reconciliation consistent with the guidance in Item 10(e)(1)(i)(B). Please also refer to CD&I Question 102.10 for guidance.

United States Securities and Exchange Commission

April 28, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 184 of the Amended Proxy Statement.

Non-GAAP Measures, page 167

19.	Please revise to clarify why you believe that Adjusted EBITDA provides additional insight into the quality of your earnings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 184 of the Amended Proxy Statement.

20.

We note your calculation of Pro Forma Fair Market Value Net Income on page 169. Please tell us in detail and revise to disclose what the Loan Loss Reserve Adjustment, Capitalization Adjustment, and Increase/ (Decrease) in FMV adjustment represent and how you calculated them.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that OppFi is transitioning from an expected credit loss application methodology to a fair market value application acceptable under US GAAP. The loan loss reserve adjustment represents what OppFi has historically reserved under the expected credit loss application which would be embedded in the Fair Market Value calculation. Moreover, historically under the expected credit loss application, OppFi has reported loan origination costs at amortized cost under FAS91. Under the fair market value application, loan origination costs are expensed as incurred. Accordingly, the capitalization adjustment represents the difference between the amortized loan origination costs and loan origination costs as if they were expensed as incurred. Finally, the fair market value adjustment represents the change in the value of OppFi’s balance sheet receivables from period to period. The Company has revised the disclosure on page 186 of the Amended Proxy Statement accordingly.

Information About OppFi, page 232

21.

Revise generally the disclosure on the OppFi AI that determines creditworthiness to include, for example, the number of variables distilled and the key metrics relied upon, whether applicants receive a type of credit score, and whether that is disclosed to them and how it impacts their APR, loan cost or other terms, and how loan underwriting and pricing is modified based upon the borrower profile obtained.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 259 of the Amended Proxy Statement.

22.

Noting your disclosure on page 52 that OppFi has a potential for “increased losses for new and existing originations caused by applying current AI models to changing economic conditions, including a rapid rise in U.S. unemployment and the effects of government stimulus programs,” please disclose whether the AI model is showing that the creditworthiness of the average customer has improved, declined or remained flat in recent periods.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Amended Proxy Statement.

23.

We note your disclosure on page 234 that you perform a search for mainstream lower cost credit products for your applicants as part of the lending process. Please revise to clarify what happens once a lower cost credit product is identified.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 265 of the Amended Proxy Statement.

United States Securities and Exchange Commission

April 28, 2021

24.

We note disclosure on page 254 that your originations model has shifted towards a facilitation model with bank partners from a direct origination model. We also note your disclosure on page 257 that the economics of the bank partner model and the direct model are similar and you do not expect a material change to your financials based on the mix of bank partner originations. Please revise here to qualitatively and quantitatively compare and contrast your two origination models clearly identifying the risks and rewards of each model. Specifically discuss the role and functions that the partner serves in the facilitation of a loan including if a partner refers customers to you or you refer customers to a partner and if you refer customers to a partner, how you determine which partner to refer a customer. Additionally, please revise here or in MD&A to discuss the reasons you have shifted towards a bank partner model.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 268-269 of the Amended Proxy Statement.

25.	We note disclosure on page 243 that 55% of OppFi’s business is derived through key strategic partners. Please revise to clarify how the strategic partner is rewarded or compensated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 270 of the Amended Proxy Statement.

26.

We note your disclosure on pages 56 and F-23 related to your bank partnership agreements. Please revise this section to clearly describe these agreements and disclose how many bank partnerships you have. Your disclosure should allow an investor to clearly understand the material terms and conditions and how they impact your financial results, business strategies, and regulatory and other risks. Additionally, please revise to clarify how long the Bank’s initial holding period is, to clarify the company’s participation percentage and a description of fees generated or paid.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 63-64 and pages 268-269 of the Amended Proxy Statement.

27.	Please provide support for or a brief explanation of the statement that “[l]oans facilitated on OppFi’s platform are up to 5 times cheaper than payday loans....”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 258 of the Amended Proxy Statement.

28.

Please revise to explain in greater detail the meaning of the “Underbanked Option APRs” graph within your graphic illustration entitled “Superior Value Proposition,” including, without limitation, the meaning of the terms “LTO” and “Earned Wage Access” and the various percentage figures, such as -17,000% for bank overdraft.

Response: In response to the Staff’s comment, the Company has revised the graphic on page 258 of the Amended Proxy Statement.

29.	Please revise your disclosure in the second full paragraph on page 234 to address the following:

United States Securities and Exchange Commission

April 28, 2021

• Noting your statement that your proprietary algorithms are “bank-approved,” please clarify what “bank-approved” specifically means in this context.

• Provide support for your statement that traditional credit scores “are typically not the most accurate predictor of this consumer’s ability and willingness to repay.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 259 of the Amended Proxy Statement.

30.

We note your disclosure in the penultimate paragraph on page 234 that “[s]ome OppFi consumers also have access to Salary Tap....” Please clarify which customers have access to Salary Tap. Also please quantify the percentage of loans for which customers have used Salary Tap as a repayment mechanism in recent periods.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 260 of the Amended Proxy Statement.

31.	Noting your statement on page 235 that OppFi was “named the eighth fastest-growing Chicagoland company in 2020,” please clarify the standard used for this measurement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 260 of the Amended Proxy Statement.

OppFi’s Solution, page 238

32.	Please revise to include a graphic illustrating each step in the loan process from application to repayment, including:

• an enhanced narrative describing how each step in the process works;

• the parties involved in the loan process; and

• the life cycle of the loan products.

Response: In response to the Staff’s comment, the Company has added a graphic illustrating each step of the loan process on page 264 of the Amended Proxy Statement.

33.	Please revise to disclose the weighted-average APR charged by you and your partner banks, if different, for each period presented and discuss any changes or trends.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 263 of the Amended Proxy Statement.

34.	Please revise to discuss the profitability of a new loan as compared a refinanced loan.

United States Securities and Exchange Commission

April 28, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 266 of the Amended Proxy Statement.

35.	Please revise to disclose the percentage of loans fully paid off without a refinancing for each period presented and discuss any changes or trends.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 266 of the Amended Proxy Statement.

OppFi’s Competitive Advantages

Digitally-native solution, page 241

36.

Please revise to explain in greater detail how OppFi’s relationship with its bank partners “operates much akin to the ‘Managing General Agent’ relationship with an insurance carrier...,” as you state in the second paragraph on page 241.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 269 of the Amended Proxy Statement.

Integrated and efficient multi-channel marketing approach, page 243

37.

Noting your decreasing trend in marketing cost per loan and increasing trend in the originations sourced through partners, please revise to discuss how your marketing costs per loan are impacted by loans facilitated by partners. For example, clarify if and how you incur marketing costs related to this origination model and how they compare to your direct origination model.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 270-271 of the Amended Proxy Statement.

Legal Proceedings, page 253

38.	Please revise the “Legal Proceedings” section to include a cross-reference to the related risk factor disclosure elsewhere (e.g., on pages 79 and 86).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 281 of the Amended Proxy Statement.

39.

We note your disclosure that OppFi intends to cooperate with the CFPB in its investigation and that “impacted consumers were already provided with redress.” Please revise to clarify the nature of such redress, and quantify the same, to the extent material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 281 of the Amended Proxy Statement to clarify the nature of the redress.

OppFi Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 253

United States Securities and Exchange Commission

April 28, 2021

40.

Please revise your Management’s Discussion and Analysis (MD&A) to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that the Results of Operations section on pages 287-289 of the Proxy Statement discussed OppFi’s financial condition and changes in financial condition for each of the periods presented. However, the Company has revised the Results of Operations section on pages 287-289 of the Amended Proxy Statement to provide for separate sub-sections discussing changes in OppFi’s financial conditions for each of (a) the years ended December 31, 2020 and 2019 and (b) the years ended December 31, 2019 and 2018.

Key Performance Metrics, page 254

41.

We note disclosure that OppFi regularly reviews several metrics to evaluate its business, measure its performance, identify trends affecting its business, formulate financial projections and make strategic decisions. Please revise to disclose and discuss all material metrics you regularly review.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 284 of the Amended Proxy Statement to clarify that the metrics disclosed are the only material metrics that OppFi regularly reviews.

42.	Please revise to disclose the servicing cost per loan for each period presented and discuss any significant changes or trends.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that OppFi does not use servicing cost per loan as a metric to manage its business, nor does the Company view this metric as material information that promotes an understanding of the operating performance of OppFi. The Company has revised the disclosure on pages 288-289 of the Amended Proxy Statement to clarify that OppFi’s servicing costs are included in its total expenses. For all of the foregoing reasons, the Company respectfully submits that it is not necessary to disclose the servicing cost per loan in OppFi’s MD&A. The Company will continue to evaluate on an ongoing basis any changes to its business that would require changes to the metrics that it reports in MD&A.

Total Net Originations, page 254

43.	Please revise to disclose net originations by new and refinanced loans and discuss any significant changes or trends.

Response: In response to the Staff’s comment, the Company respectively advises the Staff that OppFi tracks aggregate originations for purposes of managing its business and does not believe that a breakdown of new and refinanced loans would be material information that promotes an understanding of the operating performance of OppFi. For the foregoing reasons, the Company respectfully submits that it is not necessary to disclose net originations by new and refinanced loans in OppFi’s MD&A. The Company will continue to evaluate on an ongoing basis any changes to its business that would require changes to the metrics that it reports in MD&A.

United States Securities and Exchange Commission

April 28, 2021

44.	Please revise to disclose the average yield for your finance receivables for the periods presented, disclose how you determined the yield and discuss any significant changes or trends.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 284-285 of the Amended Proxy Statement to add total revenue yield as a key performance metric.

Marketing Cost per Funded Loan, page 255

45.	Please revise to disclose your marketing cost per funded loan separately for new loans and discuss any significant changes or trends.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 285-286 of the Amended Proxy Statement to add marketing cost per new funded loan as a key performance metric.

46.

To the extent you incur significantly different marketing costs for loans facilitated by a partner as compared to a directly originated loan, please revise to disclose this metric separately for each model and discuss any significant changes or trends.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 286 of the Amended Proxy Statement to clarify that the overall costs per funded loan of loans facilitated for the Company’s bank partners are typically 5% to 10% higher than the overall costs per funded loan of loans directly originated by OppFi. OppFi expects any changes in the mix of bank partners to be offset by other channels such that the overall cost per funded loan remains consistent over time.

Net Charge-Offs as a Percentage of Average Receivables, page 255

47.

We note you disclose that you charge-off loans after they are more than 90 days delinquent. Please revise to clarify this disclosure noting $13,078,710 of loans 90+ days delinquent disclosed on page F-31.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 285 of the Amended Proxy Statement to clarify that OppFi charges off loans after they are more than 90 days delinquent on a recency basis.

Results of Operations, page 256

48.

Please revise to clarify what loan related income represents. If material, quantify the amounts for the periods presented, discuss trends and disclose your accounting policies in your financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 287-288 of the Amended Proxy Statement.

Income Recognition, page F-24

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49.

We note on pages 163 and 233 that you do not charge late fees. We also note disclosure that fees for late payments are recognized as incurred. Please revise to clarify this apparent inconsistent disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Amended Proxy Statement.

50.

You disclose that you discontinue and reverse the accrual of interest income on installment contracts when they become up to 60 days past due based on a recency basis or up to 90 days past due based on a contractual basis. You also disclose that you resume the accrual of interest when the account is current on a recency or contractual basis. Noting $13,078,710 of finance receivables 90+ days delinquent on a contractual basis (F-31) and $7,559,700 of finance receivables on nonaccrual status (F-31) at December 31, 2020, please revise your disclosure to clarify your interest accrual policies for accounts that are 90+ days delinquent on a contractual basis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Amended Proxy Statement.

Delinquency, page F-26

51.	Please revise to describe what is considered a qualifying payment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-31 of the Amended Proxy Statement.

Note 10. Fair Value Measurements, page F-39

52.	Please revise to include the information required by ASC 825-10-50-10.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-46 and F-47 of the Amended Proxy Statement.

Note 11. Commitments, Contingencies and Related Party Transactions, page F-39

53.

We note your disclosure related to the materiality of your legal contingencies on page F-40. In accordance with ASC 450-20-50, please revise to clearly disclose the following information for your legal contingencies in aggregate or individually:

• The amount or range of reasonably possible losses in addition to amounts accrued, or

• That reasonably possible losses cannot be estimated, or

• That any reasonably possible losses in addition to amounts accrued are not material to your financial statements.

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Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-47 of the Amended Proxy Statement.

General

54.	Please revise so that the text within the various charts and graphics throughout your filing are legible (e.g., the footnotes to the graphics on pages 167, 233 and 235—237).

Response: In response to the Staff’s comment, the Company has revised the charts and graphics through the Amended Proxy Statement (e.g., on pages 183, 258, 260-262, 264-266 and 268 of the Amended Proxy Statement).

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP